

SUBVERSE™

Subverse, Inc.

TABLE OF CONTENTS



PURPOSE

Our mission is to fuel a
paradigm shift in civil discourse
with fact-based news and
analysis, diversity of thought
and groundbreaking media and
entertainment.



PROBLEM

Hyper-polarization and rage-bait news are alienating viewers.


SOLUTION
Community-owned.
Independent.
Decentralized news.
FIRE DEPT.

WHY NOW

After announcing Subverse expansion on YouTube, the video received 167K views and resulted in 1,000+ pitches.


LETS START A NEWS
REVOLUTION
TIMCAST

MARKET


Digital News Subscriptions are a Potent Revenue Generator
News publishers by subscriber numbers and cost of digital subscription
Subscribers
Monthly subscribtion cost (in $)
New York Times 2.80m 8.66
Wall Street Journal 1.39m 36.99
Washington Post 1.00m 10.83
Financial Times 0.72m 36.00
Bild 0.39m 5.83
The Economist 0.35m 10.58
The Guardian 0.30m 6.70
Aftonbladet 0.25m 7.00
Times of London 0.22m 27.82
Le Monde 0.16m 9.72
@StatistaCharts Sources: Fipp, CeleraOne
statista


INFLUENCER MARKETING
GLOBAL SPEND
Higher Spend Forecast
Lower Spend Forecast
Ad Spend in Billions
$12
$10
$8
$6
$4
$2
0
$500M
$2.5B
$1.5B
$4.4B
$2.4B
$6.3B
$3.2B
$8.2B
$4.1B
$10B
$5B
2015
2016
2017
2018
2019
2020
mediakix

MARKET


The Hill
Washington Post
New York Times
CNN


Russian
media
Other/
SMM
Celebrities/
influencers
Personal
bloggers
Anti-Putin/
liberal
Pro-
Putin
Cryptocurrency focus
Personal bloggers/teen

Source MIT

Fact


SUBVERSE


REUTERS

The
Intercept_


AP

CNN

M
S
NBC


PROJECT
Veritas


FOX
NEWS
channel

Left-leaning ⟵ ──────────────── Analysis ──────────────── ⟶ Right-leaning

BuzzFeed

DAILY WIRE


SAM HARRIS PRESENTS
EXPERIMENTS IN
CONVERSATION

TED

THE DAILY CALLER

Vox

OAN
One America News Network

VICE

Quillette

crtv

THE YOUNG TURKS


THE JOE ROGAN
EXPERIENCE

the Blaze

HUFFPOST

Opinion

GROWTH | TIM POOL MEDIA COVERAGE

Business Insider
Forbes
Vice
Fox News channel
Mashable
Gizmodo
New York
The New Yorker
TIME
reason
Free Minds and Free Markets
The Joe Rogan Experience
Quillette









30 million+ views per month

 

GROWTH

Subverse
Created: Jul 14, 2015 • Videos: 89

Lifetime (Jul 14, 2015 – May 17, 2019)

Note about data in this report

Views and Watch time (minutes): Data is incorrect for some dates (May 9). We're working to fix this.
Views and Watch time (minutes): Data is underreported for some dates (Dec 19).
"Viewer age" and "Viewer gender" experienced an error between October 2, 2018 and October 3, 2018. Data during this time period may not be accurate.

WATCH TIME (MINUTES)	VIEWS
16,039,089*	2,406,240*

More metrics ▾ Show as % of totals



Male
Female
13–17 years
18–24 years
25–34 years
35–44 years
45–54 years
55–64 years
65+ years
45%
30%
15%
0%
15%
Jan 2016
Jul 2016
Jan 2017
Jul 2017
Jan 2018
Jul 2018
Jan 2019

Viewer age | Viewer gender | Video | Geography

Viewer age* ↑	Watch time (minutes)*	Male*	Female*
13–17 years	0.5%	98%	1.8%
18–24 years	15%	93%	7.2%
25–34 years	39%	94%	6.5%
35–44 years	24%	92%	7.7%
45–54 years	13%	89%	11%
55–64 years	5.4%	81%	19%
65+ years	2.7%	85%	15%

1–7 of 7

Subverse is building an open-source media portal powered by the Minds infrastructure for video, crypto, payments and collaborative social networking.


NEWSFEED
DISCOVERY
WALLET
SUBVERSE
Subverse Newsroom
LEAVE
READ BEFORE POSTING:
What the feed is for: current news articles, well-sourced news videos
What the chat is for: everything else (opinions, ideas, discussion questions, etc.)
Newsroom Rules – if your post was rejected it broke one or more of these rules:
1. Links should be recent and from a credible source – avoid paywalled articles.
2. Start post with brief TLDR/summary; opinions and analysis is welcome to follow to get the discussion started.
3.Try not to repost on a subject already posted, additional articles can be added in the comment section of posts.
4. No personal marketing or asking for money.
5. We are promoting open and civil discussion, any disparaging or derisive remarks toward a person or a group of people will not tolerated.
CREATE BLOG
ATTACH
NSFW
HASHTAGS
PAYWALL
POST
ALL
vinceableworld
Laughter, the left, Brexit & Burger King

The 1,000 seat Broadway Theater in NJ co-produced by Subverse is on track to sell-out after gathering popular influencers across the political spectrum


ENGAGE IN SOMETHING REAL.
Mythinformed
SUBVERSE
MINDS
in real life
#Minds
New Jersey: Aug. 31, 2019
Los Angeles: TBA, 2020
Tickets at IRL.Minds.com

Interviewing great minds across the spectrum



Debra Soh
@DrDebraSoh
Sexual Science Researcher



Geoffrey Miller
@PrimalPoly
Evolutionary Psychologist



Diana Fleischman
@sentientist
Evolutionary Psychologist



J Michael Waller
@JMichaelWaller
Propaganda Expert



Andrew Boyle
@J_Andrew_Boyle
National Security and War
Crimes Attorney



Melissa Chen
@MsMelChen
Former Geneticist &
Computational Biologist,
Humanist, Counter-Extremist



Mark J Perry
@Mark_J_Perry
Economist, American
Enterprise Institute



Bret Weinstein
@BretWeinstein
Evolutionary Psychologist

PRODUCT | MEDIA

See Subverse video spreadsheet through 5-29



REVENUE MODEL

Diverse and sustainable streams to protect against censorship

- 3rd Party Ads
- Native Ads
- Subscriptions
- Licensing
- Events

Catalonia is Spain Rally
Barcelona, Spain
October 2018



NATIVE ADS

Non-intrusive reads within videos

This new era of consumer awareness inspires viewers to support the advertisers who support the content they value. Spot reads within videos will draw attention to the companies that make our unique brand of news content possible.

Deadly Gas Explosion
Paris, France
January 2019

18

LICENSING

Deals with major TV networks and productions

Raw footage provides various production and news companies the ability to create their own content for editorialization or entertainment. Subverse has already appeared on multiple major networks.

- Network news reports
- Documentaries
- Feature films
- Nurphoto, Getty, Shuttershock
- Launch wire licensing service



CNN
THE WALL STREET JOURNAL
abc NEWS
The New York Times
NBC Left F!eld
BLACKKKLANSMAN

Unite the Right Rally
Charlottesville, Virginia
August 2017

19



EVENTS

Bringing together global influencers

Subverse spans a broad network of academics, intellectuals, influencers, journalists, musicians, and more. Audiences will flock online or in real life (IRL) to hear their favorite personalities interact in various formats.

- Live-streamed and IRL panels and discussions
- Podcasts
- Interactive Q&As
- Debates

Witches Hex Brett Kavanaugh
Brooklyn, New York
October 2018

20

TEAM | BOARD OF DIRECTORS



Tim Pool
CEO and Co-founder

@Timcast

Tim has been an innovator and pioneer in media since 2011 where he was called "The Most innovative Journalist In the Street" By NYU Professor Jay Rosen. Pool was the founding member of VICE News, the fastest growing news organization in history. With Subverse he brings his experience and massive following to a new venture aiming to recreate and expand upon past success



Bill Ottman
CIO

@Ottman

Bill is an internet entrepreneur and digital rights advocate most recognized as Founder and CEO of Minds (https://minds.com), an open-source and decentralized social networking platform with over 1 million users. He has appeared in dozens of publications from the mainstream to the alternative including Joe Rogan Experience, Reuters, Wired, Techcrunch and the Wall Street Journal.



Emily Molli
CCO and Co-founder

@MomesMolli

Emily is the queen of content, covering a wide range of domestic and international issues on-the-ground. Name a major news outlet and it has featured her footage or photojournalism. She writes articles and scripts, animates motion graphics, and single-handedly produces video reports and mini-documentaries. Emily's expansive global network of journalists and producers provides unparalleled reach and speed in production.

ROADMAP

Q1 2019
Regular Content Launch













Strategizing, scheduling, design, and promotion.
Note: Feb start date



Headcount: 2



Avg view count: 30k
Top video: 266k

Q2 2019
Expanding coverage

Building off what works, addressing underserved markets, exploring partnerships with journalists and producers.

Headcount: 3

122,000 Subs

Q3 2019
Production Team, Live Events

Hire 2-3 researchers, management, 1-2 in-house producers for higher content output. IRL events promote community engagement and bring in additional revenue.



Headcount: 5-8



150,000 Subs

Q4 2019
Building a Platform, Growth & Outreach

Adding contributors, filling channel inventory and demand

Headcount: 8-10

200,000 Subs

2020
Profitability and Tour

Established multiple reliable revenue streams and scaling sustainably. Launch tour with the news van around US surrounding 2020 elections



Headcount: 11-20



500,000 Subs

2021
Subverse Satellites

Production spaces and venues by collaborative creators in Los Angeles and Chicago produce Subverse content, IRL events, and news articles.

Headcount: 50+

1,000,000 Subs

**Note: the future events shown on this roadmap are predictions and cannot be guaranteed.*

Subverse, Inc. 22

CONTACT

 MINDS

investorinfo@subverse.net
subverse, inc.
29 north main street
south norwalk, ct 06854

Subverse, Inc.